April 28, 2025

Gregory D. Patrinely
Executive Vice President and Chief Financial Officer
Sable Offshore Corp.
845 Texas Avenue, Suite 2920
Houston, TX 77002

       Re: Sable Offshore Corp.
           Registration Statement on Form S-3
           Filed April 22, 2025
           File No. 333-286675
Dear Gregory D. Patrinely:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Ryan Maierson